CREDIT SUISSE	Tel 1 415 249 2100
650 California Street	www.credit-suisse.com
San Francisco, CA 94108

December 3, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549-4561

Attn: Jay Mumford

Re:	Entropic Communications, Inc.

Registration Statement on Form S-1 (File No. 333-144899 )

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”) the undersigned, as representative of the several Underwriters, hereby joins in the request of Entropic Communications, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 2:30 p.m., Eastern Time, on December 5, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 14, 2007, through the date hereof:

Preliminary Prospectus dated November 14, 2007:

10,500 copies to prospective underwriters, institutional investors, dealers and others.

We further advise you that we have received the Financial Industry Regulatory Authority clearance letter on November 29, 2007. The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission

December 3, 2007

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
As Representative of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ernest H. Ruehl Jr.
Authorized Signatory